UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 30, 2003

Tecnomatix Technologies Ltd.
(Exact Name of Registrant as specified in the charter)

N/A
(Translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

16 Hagalim Avenue, Herzlia 46733, Israel
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes [_] No [ X ]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECNOMATIX TECHNOLOGIES LTD.

By: /s/ Harel Beit-On

Harel Beit-On
Chairman of the Board of Directors and Chief Executive Officer

Dated: April 30, 2003